September 21, 2011

VIA E-MAIL AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Michael R. Clampitt
Matt McNair

Re:	Sterling Financial Corporation
Post-Effective Amendment No. 3 to Registration Statement on Form S-1 on Form S-3
Filed on August 4, 2011
File No. 333-169579

Ladies and Gentlemen:

Sterling Financial Corporation (the “Company”) hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 22, 2011 relating to the Company’s Post-Effective Amendment No. 3 to Registration Statement on Form S-1 on Form S-3 (File No. 333-169579) filed with the Commission on August 4, 2011.

Simultaneously herewith, the Company is filing via EDGAR Post-Effective Amendment No. 4 to the registration statement (“Amendment No. 4”).

In this letter, we have restated the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Prospectus Cover Page

1.	We note that the term “Securities” is defined as the warrants together with the common stock. Rather than using the term “Securities” to refer to both the warrants and the common stock, please revise throughout the prospectus to refer to the warrants and the common stock separately.

The prospectus has been revised where appropriate to address this comment.

2.	Please remove the word “estimates” from the fourth sentence of the fourth paragraph of the prospectus cover page. In addition, quantify the number of underlying shares for each price range.

The prospectus has been revised to address this comment. The price ranges for the warrants listed in the prospectus are lower due to the following reasons: the price of our common stock has decreased; the assumed risk-free interest rates are lower; and the times to maturity have shortened.

3.	We note your responses to comments 3 and 1 in our letters dated June 16, 2011 and July 22, 2011, respectively. If it is not currently anticipated that the warrants will be quoted on the OTCBB or an exchange, please remove the following language: “until such warrants are quoted on the OTCBB or an exchange, and thereafter at prevailing market prices or privately negotiated prices.”

The prospectus has been revised to address this comment.

4.	Please revise to disclose on the prospectus cover page the maturity date and the exercise price of the Anchor Investor Warrants and the Treasury Warrants.

The prospectus has been revised to address this comment.

* * * * *

In response to the Staff’s request, the Company has authorized the undersigned to acknowledge the following on the Company’s behalf:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please feel free to contact me at 509-838-7239 should you have any questions or additional comments.

Sincerely, STERLING FINANCIAL CORPORATION

By:	/s/ Andrew J. Schultheis
Andrew J. Schultheis
Executive Vice President and General Counsel

cc (w/o encl.):	Patrick J. Rusnak, CFO Sterling Financial Corporation Sarah K. Solum, Esq. Davis Polk & Wardwell LLP

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